Exhibit 99.9

Translation for Informational Purposes Only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE ENVIRONMENTAL, SOCIAL AND GOVERNANCE COMMITTEE

Fiscal Year of 2025

Dear shareholders and members of the Board of Directors of Corporación Inmobiliaria Vesta,

S.A.B. de C.V.:

The undersigned, as president of the Environmental, Social and Governance Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), by this means submit to your consideration the annual activities report of the committee which I presided during the fiscal year ending on December 31st, 2025.

During the fiscal year of 2025, the committee was integrated as follows:

Member	Position	Quality
Jorge Alberto de Jesús Delgado Herrera	President	Independent Board Member
José Manuel Domínguez Díaz Ceballos	Member	Independent Board Member
Loreanne Helena García Ottati	Member	Independent Board Member
Daniela Berho Carranza	Member	Patrimonial Board Member
Lorenzo Manuel Berho Corona	Member	Patrimonial Board Member

The activities of the committee during the fiscal year of 2025 were carried out based on the commitment of client and shareholder satisfaction, the interest for our collaborators and the community in general, compliance of environmental laws in all regions in which we operate, and strict ethics guidelines with the aim of achieving economic and social development, as well as care for the environment, as a fundamental element of our competitivity.

During the fiscal year ended on December 31st, 2025, the committee met on 1 (one) occasion, on December 17th, 2025, session in which the progress of the different programs developed by the Company was reviewed, as well as the exercise of the corresponding budgets.

The following are the activities carried out during fiscal year 2025:

•	The results of the indices in which we participated in 2025:

INDEX	QUALIFICATION 2025
CSA	67
EcoVadis	In process
Pacto Mundial	Advance
S&P/BMV Total ESG Index	Fifth consecutive year as part of the index
CDP	B General B in Water
UN PRI	Policy Governance and Strategy: 92 points Direct – Real Estate: 93 points Confidence Building Measures: 81 points
AMAFORE	NO QUALIFICATION
MSCI	AA
GRESB	67
S&P Yearbook	Part of the Index

In addition to these indexes, we are part of:

•	WEPs (Women’s Empowerment Principles): As official signatories of the UN Women’s Empowerment Principles.

•	Target Gender Equality: Which promotes gender equality in companies.

•	Participation in the “Global Syndicated Sustainable Credit Facility”: As part of the KPIs with the IFC, the following documents were delivered on time:

•	Biodiversity Policy

•	Biodiversity Protocol

•	Manual ESG

•	Health and Safety Policy

•	Safety Protocol

•	Land Acquisition Protocol

•	Community Engagement Protocol

•	Work continues with the IFC for an extension of an additional 6 months, at no cost, for the accompaniment that will help to comply with the roadmap towards the Decarbonization of Vesta.

Among the general advances for 2025 are:

Corporate Governance:

•	ESG Objectives Evaluation: Within the employee performance evaluation, a specific objective related to ESG with financial impact was included, at all levels of the organization.

•	Adjustment of the ESG Management System Model, where ESG policies, manuals, protocols and procedures were updated and created, aligning them with the IFC Performance Standards.

•	Work is being done with the Compliance area to strengthen the ethical line for the follow-up of complaints on human rights, social and environmental issues.

•	Implementation of the Sustainable Taxonomy 2024.

•	The process of Alignment with the IFRS standards on ESG (NS1 and NS2) began, based on the new requirement of the Mexican Stock Exchange and the CNBV.

Environmental:

•	The roadmap to achieve the Decarbonization process of Vesta and its stakeholders by 2050 continued.

•	Carrying out environmental life cycle analysis in 11 buildings based on the SBTis guidelines, for the integration of embedded carbon or embodied carbon measurement.

•	Energy analysis was proposed by building.

•	Continuation of the creation of Vesta's Environmental Management System, based on ISO 14001, carrying out:

•	Waste Collection Programs in Parks and offices; as well as to register with authorities as generators of solid, urban and hazardous waste.

•	Legal Requirements Matrices for each park and offices and;

•	Emergency Plans by park and offices.

Social:

•	100% of the social organizations with which Vesta works, have been audited in fiscal, legal and accounting matters, which made it possible to identify improvement areas and strengthening of the organization's internal controls. Based on the audits carried out, a specific development plan was carried out for each organization and work was carried out jointly with each of them on the findings found.

•	A 5-month seminar entitled "Strengthening CSO´s" was held, with the aim of contributing to the organizational structure of civil societies.

•	The Exit Protocol of two civil organizations was carried out, due to the negative scenarios they showed in their evaluations.

•	Achieved 299 hours of face-to-face and professional volunteering with the participation of 70 collaborators in 7 projects.

•	Implementation of Vesta's Theory of Change in two civil society organizations, reinforcing Vesta's commitment to strategic, measurable, and high-impact social investment.

•	Based on the risks related to human rights identified in the 2023 analysis, various specific actions were developed for their mitigation, among which are:

•	The creation of the Land Acquisition Protocol and the Community Relations Protocol – which are being implemented in various Vesta projects, such as: San Nicolás and Vesta Park Juárez Oriente II, among others.

•	Inclusion of the Sustainable Clause in the Maintenance Manuals of the buildings where recommendations are established in this matter.

•	As part of the Internal Civil Protection Plans (PIPC´s), tenants were asked for PIPC´s and Operating Licenses, to verify their health and safety measures in their processes.

•	In terms of Health and Safety:

•	The Health and Safety Policy for Vesta were created.

•	The Health and Safety Regulations for Vesta Contractors and Project Managers were created, along with the training of these groups for its implementation.

•	Occupational Risk Analysis, based on NOM-030-STPS-2009 in joint work with the company Mercer.

•	Implementation of PIPCs in parks and offices.

•	The implementation of the Social Investment Projects continues, and some relevant data are:

•	100% of the regions have social projects

•	8 Social Investment projects

•	9 states of the Mexican Republic

•	3,165 beneficiaries in total

Sustainability Business

•	As part of the Responsible Investment Process:

•	4 Flora and Fauna Rescue programs were carried out, as part of our Biodiversity strategy, in the following parks:

•	Megaregion 2

•	Vesta Park Juárez Oriente II

•	St. Nicholas

•	La Palma MTY

•	Social Analysis. To identify relevant actors and establish action plans with each of them, in the following regions:

1.	The San Nicolas development in Monterrey, N.L.

2.	The Paso del Norte development in Ciudad Juárez, Chihuahua.

•	In 2025, the ESG area carried out the following trainings:

•	Diversity, Equity and Inclusion; Training of Brigades in offices and Parks; Integrated Management of Waste and Biodiversity and its impact on the Sector, with a total of

260.7 hours of training given.

•	ESG Supplier Evaluation and Development Program, which consists of detecting opportunities for improvement and training suppliers to whom request and require it.

•	During 2025, 13 suppliers were evaluated out of the 16 called, that is, 81% of the chosen sample.

•	The improvements implemented in the Development Program by each of the evaluated suppliers were 70%.

Mexico city, January 22nd, 2026

/s/

Jorge Alberto de Jesús Delgado Herrera

President of the Environmental, Social and Governance Committee

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